FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 28 DATED FEBRUARY 3, 2015
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 28, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 22 dated November 21, 2014 (which superseded and replaced all prior supplements), Supplement No. 23 dated December 2, 2014, Supplement No. 24 dated December 10, 2014, Supplement No. 25 dated December 23, 2014, Supplement No. 26 dated January 15, 2015 and Supplement No. 27 dated January 26, 2015. This Supplement No. 28 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 22, Supplement No. 23, Supplement No. 24, Supplement No. 25, Supplement No. 26 and Supplement No. 27. This Supplement No. 28 will be delivered with the Prospectus, Supplement No. 22, Supplement No. 23, Supplement No. 24, Supplement No. 25, Supplement No. 26 and Supplement No. 27. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 28 are to provide information regarding:

•	an update on the status of the offering;

•	information regarding the acquisition of Willimantic Plaza; and

•	restrictions on the use of the multi-offering subscription agreement.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of January 30, 2015, we had raised aggregate gross offering proceeds of approximately $596.2 million from the sale of approximately 24.0 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisitions

Willimantic Plaza

On January 30, 2015, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 128,766 rentable square feet located on approximately 14.12 acres of land in Willimantic, Connecticut (“Willimantic Plaza”) for approximately $12.4 million, exclusive of closing costs. We funded the purchase price with proceeds from our ongoing initial public offering and proceeds from a mortgage loan assumed in connection with the acquisition. Willimantic Plaza was purchased from Willimantic (E&A), LLC, a South Carolina limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Willimantic Plaza was 99% leased to 11 tenants, including a BJ’s Wholesale Club, which occupies 68,160 square feet at Willimantic Plaza. Based on the current condition of Willimantic Plaza, we not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Willimantic Plaza is adequately insured.

Multi-Offering Subscription Agreement

This disclosure replaces the disclosure under “Multi-Offering Subscription Agreement” contained in Supplement No. 25.

Investors in Alabama, Arkansas, Kentucky, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Oregon and Tennessee are prohibited from using the multi-offering subscription agreement in order to purchase shares of our common stock, the form of which is included in Appendix C-2 to this prospectus. Investors in these states must subscribe for shares of our common stock using our company-specific subscription agreement, the form of which is included in Appendix C-1 to this prospectus.